UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Relypsa, Inc., a Delaware corporation (“Relypsa”), filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Parent” or “Galenica”), to purchase all of the issued and outstanding shares of Relypsa’s common stock, par value $0.001 per share (the “Company Shares”), at a purchase price of $32.00 per Company Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 4, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Schedule 14D-9 as reflected below.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By replacing the text in the first and second paragraph on page 18 under the heading “Background of the Offer” in their entirety as follows:

“At the May 23, 2016 Relypsa Board meeting, the Relypsa Board also considered matters related to Centerview’s engagement as a financial advisor to Relypsa with respect to a potential sale of Relypsa. Centerview reviewed Centerview’s engagement by Galenica in connection with certain unrelated financial advisory matters, namely assisting Galenica in connection with the publicly announced separation of Vifor Pharma, and in connection with potential future acquisitions by Galenica. Centerview noted that it had not received any fees from Galenica to date as a result of the engagement by Galenica, that it was not representing Galenica in connection with a potential acquisition of Relypsa or any related matters and that Centerview had information barriers in place with respect to its separate Relypsa and Galenica teams for the purpose of separating information relating to each team. The representatives of Centerview involved in the Relypsa engagement did not provide any advice to Parent related to an acquisition of Relypsa, any alternative transaction involving Relypsa or Vifor Pharma’s potential separation from Galenica. Centerview also confirmed that the Centerview Galenica team did not share confidential information relating to Centerview’s work for Galenica with the Centerview Relypsa team, and that the Centerview Relypsa team did not share confidential information relating to Centerview’s work for Relypsa with the Centerview Galenica team. The representatives from Centerview left the meeting, and the Relypsa Board engaged in a detailed discussion of Centerview’s suitability to act as a financial advisor to Relypsa, including Centerview’s familiarity with Relypsa and its business, Centerview’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, Centerview’s experience as a financial advisor to U.S. public biotechnology companies and as a financial advisor in merger and acquisition transactions, the potential engagement of an alternative or second financial advisor given Centerview’s historical relationship with Galenica, the potential timing for a sale of Relypsa, and the impact that engaging another financial advisor might have on a potential sale process. Mr. Orwin then reviewed with the Relypsa Board, and the Relypsa Board acknowledged, the decision by Mr. Butler to recuse himself from the meeting and any future meetings of the Relypsa Board to the extent they related to Galenica’s proposal to acquire Relypsa or any related transaction process. Mr. Butler did not attend the May 23, 2016 meeting of the Relypsa Board and, other than his attendance during a portion of the June 20, 2016 regularly scheduled meeting of the Relypsa Board (further described below) to receive updates from members of Relypsa management regarding Relypsa’s stand-alone business (during which portion of the June 20, 2016 regularly scheduled meeting of the Relypsa Board a potential acquisition of Relypsa by Galenica or by any other third party was not discussed), Mr. Butler did not attend any subsequent meetings of the Relypsa Board or any meetings of the Strategic Transaction Committee (as defined below) or the compensation committee of the Relypsa Board, and Mr. Butler did not participate in any discussions with members of the Relypsa Board, Relypsa management, Galenica or any other potential counterparty regarding an acquisition of Relypsa by Galenica or any other potential counterparty.

On May 25, 2016, members of management met with representatives from Party B to address due diligence questions in connection with a potential acquisition of Relypsa, and on May 27, 2016, Party B was provided access to a virtual data room with respect to Relypsa and its business. Between May 25, 2016 and June 2, 2016, representatives of Party B worked with representatives of Relypsa and its advisors to conduct additional due diligence with respect to Relypsa and its business, Relypsa and its advisors responded to due diligence requests received from Party B, and representatives of Relypsa participated in due diligence conference calls with representatives of Party B. Also on May 25, 2016, the Relypsa Board discussed additional information that the Centerview team working with Galenica did not show Relypsa as an acquisition target to Galenica or provide any valuation materials on Relypsa to Galenica.”

(b) By replacing the text set forth in the first paragraph on page 40 under the heading “General” in its entirety as follows:

“Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not (except for its current engagement) been engaged to provide financial advisory or other services to Relypsa, and Centerview has not received any compensation from Relypsa during such period. In the past two years, Centerview has been engaged to provide, and is currently providing, financial advisory services to Parent unrelated to the Transactions, including assisting Parent in connection with the previously publicly announced separation of Vifor Pharma. Galenica also agreed to engage Centerview with respect to certain potential future matters unrelated to the separation of Vifor Pharma or the Transactions. Centerview has not provided any services to Galenica for which it has earned a fee to date with respect to any such potential future matters. Centerview is entitled to receive fees totaling as much as CHF 8.5 million for its prior work and ongoing work for Parent in connection with certain unrelated financial advisory matters, including assisting Parent in connection with the previously publicly announced separation of Vifor Pharma. Centerview may provide financial advisory and other services to or with respect to Relypsa or Parent or their respective affiliates in the future, for which it may receive compensation. The amount of fees payable to Centerview by Parent in connection with the separation of Vifor Pharma or any such potential future matters would not change upon an acquisition of Relypsa by Parent. The payment of fees to Centerview by Parent in connection with the separation of Vifor Pharma is contingent upon the closing of the separation of Vifor Pharma. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Relypsa, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.”

(c) By replacing the text in footnote (22) on page 9 of Amendment No. 2 to the Schedule 14D-9, filed with the SEC on August 17, 2016 (“Amendment 2”), under the heading “Certain Financial Forecasts” in its entirety as follows:

“(22) The terminal net income and cash flows assume a 70% decline in revenues post patent expiry in 2030 for the US and 2029 for the EU based on Relypsa management’s judgment that Relypsa did not have a concrete or reliable basis to conclude that Relypsa would be able to extend market exclusivity beyond 2030.”

(d) By adding the following new footnote immediately after footnote (25b) on Page 10 of Amendment 2 under the heading “Certain Financial Forecasts” as follows:

“(31) Fully-taxed unlevered free cash flows were calculated as total operating income, less unlevered tax expense, plus depreciation and amortization, less changes in working capital, less capital expenditures, less collaboration revenue, all as reflected under “Unlevered Free Cash Flows—Revenue Case A—Centerview Presentation to the Relypsa Board on July 20, 2016,” “Unlevered Free Cash Flows—Revenue Case B—Centerview Presentation to the Relypsa Board on July 20, 2016” and “Unlevered Free Cash Flows—Revenue Case C—Centerview Presentation to the Relypsa Board on July 20, 2016” below, under “—Certain Financial Forecasts.””

(e) By adding the following text after the words “Unlevered Free Cash Flow(25b)” in the table titled Unlevered Free Cash Flows—Revenue Case A—Centerview Presentation to the Relypsa Board on July 20, 2016” set forth on page 10 of Amendment 2:

“(31)”

(f) By adding the following new footnotes immediately after footnote (30) on page 13 of Amendment 2 under the heading “Certain Financial Forecasts” as follows:

“(32) Relypsa management did not include forecasts with respect to future revenues that might result from ongoing R&D projects or revenues with respect to Veltassa beyond the expiration of Relypsa’s current patents in 2030 because Relypsa management believed that the probability of obtaining future revenues from ongoing R&D projects was remote and that the inclusion of theoretical future revenues associated with ongoing R&D projects was not appropriate in light of Relypsa management’s knowledge of Relypsa and its business.

(33) Stock based compensation decreased in fiscal years 2031 and 2032 in the Final Unaudited Prospective Financial Information because Relypsa management believed that following expiration of the current Veltassa patents Relypsa’s revenues and employee base were likely to decrease.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading entitled “Certain Litigation” on page 72 in its entirety as follows:

“On August 12, 2016, a purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Lu v. Relypsa, Inc., et al., Case No. 3:16-cv-04605-WHO. On August 15, 2016, a second purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morales v. Relypsa, Inc., et al., Case No. 3:16-cv-04684-JST. On August 16, 2016, a third purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Edelman v. Relypsa, Inc., et al., Case No. 3:16-cv-04702-HSG. On August 17, 2016, a fourth purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Zavolas v. Relypsa, Inc., et al., Case No. 3:16-cv-04735-EMC. On August 19, 2016, a fifth purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morgan v. Relypsa, Inc. et. al., Case No. 3:16-cv-04800. Each of the complaints name as defendants Relypsa and the members of the Relypsa Board. The Lu, Morales and Zavolas complaints purport to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the Edelman complaint purports to assert claims under Sections 14(e) and 20(a) of the Exchange Act. The Morgan complaint purports to assert claims under Sections 14(a) and 20(a) of the Exchange Act. Each of the complaints allege that the Schedule 14D-9 contains material omissions and misstatements, and seek to enjoin and/or rescind the Offer as well as certain other equitable relief, unspecified damages and attorneys’ fees and costs. On August 19, 2016, Plaintiff Lu filed a motion for a preliminary injunction, which seeks to enjoin the transactions contemplated by the Merger Agreement based on alleged disclosure deficiencies in the Schedule 14D-9. Relypsa believes these lawsuits are wholly without merit and intends to vigorously defend against them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Relypsa, Inc.

By:	/s/ Ronald A. Krasnow
	Name:	Ronald A. Krasnow
	Title:	Senior Vice President and General Counsel

Dated: August 24, 2016